Exhibit (a)(1)(ii)

EMAIL TO ALL ELIGIBLE PARTICIPANTS FROM LAWRENCE M. BLATT, PH.D., ALIGOS’ CHIEF EXECUTIVE OFFICER, DATED JANUARY 30, 2024

To:	Eligible Aligos Participants
From:	OptionExchange@Aligos.com, on behalf of Lawrence M. Blatt, Ph.D., Chief Executive Officer
Date:	January 30, 2024
Re:	Aligos’ Option Exchange Program

We are pleased to announce that Aligos is launching an important compensation program for Aligos employees and directors with eligible options who are resident in the United States or Switzerland. As you know, we have experienced a decline in our share price in recent years. We realize that many of you have options that were granted under the 2020 Incentive Award Plan (the “2020 Plan”) and are significantly out-of-the-money or “underwater” (meaning that the exercise price is well above the current share price). Management and the Board have, at length, considered how to better align our employee and shareholder interests for long term shareholder return.

After careful consideration, we have decided to implement a “value for value” option exchange program. The basic idea of the program is to enable employees and directors to exchange their eligible out-of-the-money options for a new option grant with an exercise price equal to the current fair market value of Aligos common stock. It is intended that the new option will have approximately the same value as the out-of-the-money option.

Eligible options remain outstanding and contribute to what is called our “overhang” until such time as they expire or are otherwise cancelled. Although eligible options are not likely to be exercised as long as our share price is lower than the applicable exercise price, they will remain an expense on our financial statements with the potential to dilute shareholders’ interests for up to the full term of the options, while delivering relatively little retentive or incentive value, unless they are surrendered or cancelled. We believe that the replacement options will be more likely to be exercised, which would reduce our overhang. Further, surrendered eligible options will be cancelled and returned to the pool of shares reserved for future grant under the 2020 Plan.

The program, which is entirely voluntary, allows participants to exchange options that were granted under the 2020 Plan with exercise prices equal to or greater than the highest closing trading price of a share of our common stock during the 52-week period ending on February 27, 2024 (the “Offer Expiration Date”), which, as of the date of this Offer, is $2.10 (such 52-week high closing trading price, the “Minimum Exercise Price”). Options will be exchanged for new options covering a lesser number of shares of our common stock (“Replacement Options”) than the options tendered for exchange.

Replacement Options will be subject to a new initial one-year vesting period from February 28, 2024 (the “Replacement Option Grant Date”). Upon the first anniversary of the Replacement Option Grant Date, the portion of the Replacement Option corresponding to the portion of the surrendered eligible option that would have been vested as of such date shall vest, and any remaining unvested portion of the Replacement Option will vest on the same schedule that previously applied to the surrendered eligible option (i.e., in substantially equal installments on the remaining original vesting dates), subject to accelerated vesting upon certain terminations if provided for under the agreement governing the surrendered eligible option.

Please note, as described more fully in the option exchange program materials, Aligos does have the right to terminate or amend this Offer for a variety of reasons, including any increase or decrease of greater than 33% of the market price of our ordinary shares that occurs during the pendency of the option exchange.

Soon you will receive a more detailed email from Infinite Equity (info@mail.infiniteequity.com) with information that explains the option exchange program in greater detail, including its potential benefits and risks, and the actions you will need to take if you choose to participate. You will also receive an invitation to a virtual town hall, where the option exchange program will be discussed in more detail. Please review all materials carefully, including those filed with the Securities and Exchange Commission, and weigh your decision with care.

NO ALIGOS EMPLOYEE IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON YOUR BEHALF AS TO YOUR CHOICES. AS A RESULT, YOU MAY WISH TO CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL AND/OR TAX ADVISORS AS PART OF YOUR DECISION-MAKING PROCESS.

If you are no longer providing services to Aligos or its subsidiaries, whether voluntarily, involuntarily, or for any other reason before the Replacement Option Grant Date, you will not be able to participate in this offer. Also, if you change your place of residence outside of the United States or Switzerland, you will not be able to participate in this offer.

Please take the time to carefully review the information and instructions that you will receive. If you have questions about the offer, please email aligos@infiniteequity.com.

My best,

Larry